FORM 51-102F3

Material Change Report

Item 1: Name and Address of Company

ALEXANDRA CAPITAL CORP.
300-2015 Burrard Street
Vancouver, BC V6J 3H4

Item 2: Date of Material Change

November 16, 2017

Item 3: News Release

November 20, 2017, at Vancouver, BC, Canada.

Item 4: Summary of Material Change

Alexandra Capital Corp. announces corporate changes.

Item 5: Full Description of Material Change

See attached news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7: Omitted Information

None.

Item 8: Executive Officer

Blake Olafson
President, CEO & Director
Tel: (604)729-2500

Item 9: Date of Report

November 22, 2017

ALEXANDRA CAPITAL CORP.
2015 Burrard Street, Suite 300
Vancouver, B.C. V6J 3H4

November 20, 2017 **Trading Symbol: CSE: AXC**

Alexandra Announces Director Changes

Vancouver, BC – November 20, 2017 – Alexandra Capital Corp. (CSE: AXC) ("**Alexandra**" or the "**Company**") is pleased to announce the appointment of Ms. Vivian Katsuris to the Company's Board of Directors.

Ms. Katsuris has over 20 years' experience as an investment advisor having worked for Global Securities Corporation from 2003 to 2013 and Canaccord Capital Corp. (now Canaccord Genuity) from 1993 to 2003. She has been Director of Universal Ventures Inc., April 24, 2014 to October 13, 2017; Director and Corporate Secretary of Plate Resources Inc., January 2014 to July 31, 2016 and CFO, July 2015 to July 2016.

Mr. Patrick Morris has stepped down as a director for the Company. Blake Olafson, President and CEO of the Company, said "On behalf of the Board, I would like to thank Patrick for his contributions to the Alexandra Board of Directors for the past four years and wish him the best in his future endeavors."

ON BEHALF OF THE BOARD OF DIRECTORS

"Blake Olafson"

Blake Olafson
President and CEO

(Not for dissemination in the United States of America)

Forward Looking Statements

Certain information set forth in this news release may contain forward-looking statements that involve substantial known and unknown risks and uncertainties. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, use of proceeds, corporate vision, proposed acquisitions, partnerships, joint-ventures and strategic alliances and co-operations, budgets, cost and plans and objectives of or involving the Company. Such forward-looking information reflects management's current beliefs and is based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "predicts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. A number of known and unknown risks, uncertainties and other factors may cause

the actual results or performance to materially differ from any future results or performance expressed or implied by the forward-looking information. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the control of the Company including, but not limited to, the impact of general economic conditions, industry conditions and dependence upon regulatory approvals. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Company does not assume any obligation to update or revise its forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities laws.